EXHIBIT 28(g)(5)

NOVATION AND TRANSFER AGREEMENT

THIS NOVATION AND TRANSFER AGREEMENT (this “Agreement”), dated as of April 2, 2009, is made among Custodial Trust Company (“CTC”), JPMorgan Chase Bank, N.A. (“JPM”), J.P. Morgan Clearing Corp. (“Broker”) and the undersigned customer of Broker (“Customer”).

WHEREAS, CTC, Broker and Customer entered into a Special Custody Account Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Special Custody Account Agreement”), to govern their rights and obligations with respect to one or more special custody accounts maintained at CTC for the Broker and Customer (collectively, the “Special Custody Account”); and

WHEREAS, as of June 15, 2009 (the “Effective Date”) CTC, Broker, JPM and Customer wish to substitute, by novation, JPM in place of CTC for all purposes of the Special Custody Account Agreement.

NOW, THEREFORE, CTC, Broker, JPM and Customer agree as follows:

1.         Novation.  As of the Effective Date, the Special Custody Account Agreement is hereby novated with the effect that JPM is substituted for CTC for all purposes of the Special Custody Account Agreement.

2.         Assumption and Release.  As of the Effective Date, JPM hereby accepts and assumes all of the rights and obligations of CTC under the Special Custody Account Agreement, and CTC hereby relinquishes and is hereby released and discharged from its rights and obligations under the Special Custody Account Agreement.  As of the Effective Date, each of Broker and Customer shall have the same rights against, and owe the same obligations to, JPM that Broker and Customer, respectively, had against, and owed to, CTC in connection with the Special Custody Account Agreement prior to the Effective Date.

3.         Consent and Instruction to Transfer.  In connection with the novation contemplated herein, as of the Effective Date, each of Broker and Client instructs CTC and JPM, respectively, to take any action reasonably necessary to transfer all of the assets credited to, and debits debited to, the Special Custody Account maintained by CTC immediately prior to the Effective Date, to JPM to debit and credit, respectively, to one or more special custody accounts maintained by JPM pursuant to the Special Custody Account Agreement, on and immediately after the Effective Date.  CTC and JPM hereby consent to such transfer.

4.         Applicable Law.  This Agreement will be governed by, and construed in accordance with, the laws of the State of New York without reference to any choice of law rules that would result in the application of the law of any other jurisdiction.

5.         Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same agreement.  A facsimile copy of an executed counterpart hereof shall have the same force and effect as an original executed counterpart hereof.

[Signatures follow on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Novation and Transfer Agreement to be executed by their respective duly authorized representatives as of the date first written above.

CUSTODIAL TRUST COMPANY By: /s/ Ben J. Szwalbenest Title: Chairman and Chief Executive Officer
___________________________________ Name of Customer By: Name: Title:
JPMORGAN CHASE BANK, N.A. By: /s/ Brian Goldman Name: Brian Goldman Title: Managing Director J.P. MORGAN CLEARING CORP By: /s/ Michael Minikes Name: Michael Minikes Title: Chief Executive Officer